UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

March 2024

Commission File Number: 001-41985

Murano Global Investments PLC
(Translation of registrant's name into English)

25 Berkeley Square, London W1J 6HN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 20, 2024, Murano Global Investments PLC (the “Company”) announced the closing of its business combination with HCM Acquisition Corp. The Company’s ordinary shares and warrants will commence trading on March 21, 2024, on the Nasdaq Capital Market under the ticker symbols “MRNO” and “MRNOW”, respectively.

The Company issued the release filed herewith on March 20, 2024. The materials attached as Exhibit 99.1 are incorporated by reference herein.

SUBMITTED HEREWITH

Exhibits
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Murano Global Investments PLC

Date: March 20, 2024	By:	/s/ David Galan
David Galan
Chief Financial Officer